RESIGNATION

TO: **Dakota Territory Resource Corp**
(the "Company")

I hereby tender my resignation as President and CEO of the Company, such resignation to be effective July 6, 2018.

I am in receipt of a copy of the Form 8-K dated July 6, 2018 regarding my resignation as President and CEO of Dakota Territory Resource Corp. I have read the Form 8-K and confirm that I agree with all of the statements made therein.

Dated the 1 day of July, 2018.

[signature]
Richard Bachman